NEWS RELEASE

Drilling starts at Rosemont as public survey indicates
64.5% hold positive view of mine proposal if plan is followed

TUCSON, AZ, December 5, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce it has started drilling in the Narrangansett Zone near its Rosemont copper-molybdenum-silver (“Cu-Mo-Ag”) orebody near Tucson, Arizona. The 15,000 feet (4,570 meters) diamond drill program is part of an exploration program announced in October 2007, which also includes airborne and ground-based geophysical surveys.

Augusta’s recent geological mapping and sampling taken around the Rosemont orebody show that faulting has apparently displaced the yet-unexplored western extension of the Rosemont Cu-Mo-Ag deposit approximately 4,500 feet (1,400 meters) to the north. To date only one historical diamond drill hole (“DDH”) exists within this part of the existing Rosemont open-pit, and that short hole (170 feet, 51.8 meters total depth) averages 0.76% Cu over its final 86 feet (26.2 meters). North of this DDH, and very encouraging for the discovery of additional high-grade mineralization, is the historical Narrangansett mine that exploited high-grade oxide Cu deposits in a series of open-pit workings. As outlined in a prior release in October, Augusta’s initial results of continuous chip line sampling in these historical workings averaged up to 1.3% Cu over 195 feet (59.4 meters) true width - results indicative of attractive Cu grades in deeper sulfide mineralization. The objectives of the planned program are to identify deeper high-grade underground targets and to potentially convert 50-100 million tons of waste to ore from the northern part of the existing Rosemont open-pit minable reserve.

The ground-based geophysical surveys will combine induced polarization (“IP”) and natural source audio-frequency magnetotellurics (“NSAMT”) surveys to refine the new drilling targets. The Company has now firmed up schedules relating to the geophysical work and is expecting to get started in the next few days. In addition, Augusta has received the go ahead from the US Forest Service to commence a helicopter-supported aeromagnetic survey covering approximately 21 square miles (53.7 square kilometers) in a search for indications of buried mineralization. The Company has contracted EDCON-PRJ of Colorado and is expecting to have the equipment in place to carry out the survey in January.

Augusta is also pleased to announce the results of an independent public opinion poll released earlier this week, reporting a majority of Tucson-area residents would support a new copper mine planned for the east side of the Santa Rita Mountains, as long as they are assured the Company will build and operate it consistent with the plan it has put forth.

“The Company has been working hard to educate the community about our plan of operations, and based on feedback we’ve learned that people seemed to become more supportive of the project once they knew the details. We wanted to do some formal research to measure the level of support based on understanding and belief that the mine would be operated in accordance with the plan,” said Jamie Sturgess, Vice-President, Projects and Environment for Rosemont Copper Company. “We commissioned Marketing Intelligence of Tucson to conduct this research independently.” The telephone survey was statistically representative of residents from the Greater Tucson area including those communities surrounding the proposed mine, and had a sampling error of plus or minus five percent. The results showed that if the concerns of local residents are addressed as the Company has committed to do, a total of 64.5 percent of respondents were either very favorable or somewhat favorable of the Rosemont mine, with 10.8 percent saying they were neutral, and 24.7 percent reporting they were either somewhat or very unfavorable.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

“We see the development of Rosemont as an important opportunity to integrate modern progressive technologies from the very beginning,” Sturgess said. “I’m very pleased that people understand what we’re trying to do, and look forward to working with the community during the public review process.”

Qualified Person
These above exploration results have been prepared under the guidance and supervision of Mike Clarke, VP Exploration for Augusta Resource. Dr. Clarke, who is the designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data herein. The historical diamond drill hole quoted above was completed in 1968 and was analyzed by Anaconda Mining’s internal laboratory in Arizona.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont Copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit Cu-Mo-Ag deposit. With a strong ownership profile (Harbinger Capital 19.9%; Management 18%; Sumitomo Corporation 8.7%), solid project economics (NPV 5% $1 billion unlevered/after tax), and proven management team, Augusta is committed to becoming a mid-tier copper producer within the next four years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136 or Fax: 303-300-0135	Phone: 604-687-1717 or Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

For technical information about the Marketing Intelligence survey contact: Chris Baker, Senior Research Associate Phone: 520-321-0110 or Fax: 520-321-1649 chris@mktg-intelligence.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com